SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: January 22nd, 2007

FOR IMMEDIATE RELEASE

SILICOM’S FOURTH QUARTER AND FULL YEAR 2006
RESULTS RELEASE SCHEDULED FOR JANUARY 29

– Conference Call Scheduled for January 29, 2007 at 9am EST –

        KFAR SAVA, Israel, January 22, 2007 – Silicom Ltd. (NASDAQ & TASE: SILC), an industry-leading provider of high-performance server/appliances networking solutions, announced today that it will be releasing its fourth quarter and full year 2006 results on Monday, January 29th, 2007, before the US market opens.

        The Company will also be hosting a conference call on that same day, at 9am EST. On the call, management will review and discuss the results, and will also be available to answer questions by investors.

        To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 281 1167

UK: 0 800 917 9141

ISRAEL: 03 918 0609

INTERNATIONAL: +972 3 918 0609

At: 9am Eastern Time, 6am Pacific Time, 4pm Israel Time

        For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call, in the investor relations section of Silicom’s website, at: www.silicom.co.il

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, security appliances and other mission-critical gateway applications. Silicom also offers a broad range of its traditional PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Company Contact:	Investor Relations Contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1 866 704 6710
E-mail: erang@silicom.co.il	E-mail : kenny@gkir.com / ehud@gkir.com